August 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Brian R. Cascio, Accounting Branch Chief

Re:          American Science and Engineering, Inc.
Form 8-K for Item 4.01
Filed on July 26, 2010
File No. 001-06549

Ladies and Gentlemen:

This letter sets forth the response of American Science and Engineering, Inc., a Massachusetts corporation (“the Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of July 27, 2010, regarding the Company’s Form 8-K filed July 26, 2010 (the “Form 8-K”).

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in italics.  The Company’s responses follow each of the comments.

Form 8-K Filed July 26, 2010

1.             We note that you are reporting that your independent registered public accounting firm, Caturano and Company Inc (“Caturano”), informed you on July 21, 2010 of its acquisition by McGladrey & Pullen LLP (“McGladrey”).  Please amend your report to comply with our comments about the clarification of your disclosures.

Response:             The Company acknowledges the Staff’s comment.  On or about the date hereof, the Company is filing an amendment to the Form 8-K.

2.             We see that you have inferred that your relationship with Caturano has ceased.  We see in Exhibit 16 that this interpretation does not reflect any formal communication by Caturano.  Please determine the exact status of your relationship with Caturano, and clarify your disclosures to present a definitive statement as to whether your former auditors resigned, declined to stand for re-election, or were dismissed, and the date your relationship ended.  Please see the requirement in Item 304(a)(1)(i) of Regulation S-K.

Response:             As noted above, the Company is filing an amendment to the Form 8-K to clarify the transition of the Company’s registered public accounting firm from Caturano to McGladrey.  As set forth in the amended Form 8-K, as a result of the acquisition, on and effective August 5, 2010, Caturano resigned as the independent registered public accounting firm for the Company and McGladrey was appointed by the Company as its new independent registered public accounting firm.

3.             We read your audit committee has not met on the selection of a new accountant.  Please revise your disclosures to indicate whether the decision to change auditors was recommended or approved by your board of directors.  Please see the requirement in Item 304(a)(1)(iii) of Regulation S-K.

Response:             As stated in the amended Form 8-K, on August 5, 2010, the Company’s audit committee approved a change in the Company’s independent registered public accounting firm.  No action regarding this change was required or taken by the Company’s full board of directors.  Please see the Company’s amended Form 8-K, which describes the action of the audit committee in accordance with Regulation S-K Item 304(a)(1)(iii).

4.             We read that Caturano continues to be engaged as your independent registered public accounting firm, and that they will perform the review of the quarter ended June 30, 2010.  Please clarify your disclosures to explain how Caturano continues to be engaged and to perform work if your relationship with Caturano has ceased.

Response:             As noted above, the Company’s amended Form 8-K now describes the fact that on and effective August 5, 2010, Caturano resigned as the Company’s independent registered public accounting firm and McGladrey was appointed as the Company’s new independent registered public accounting firm.  From July 20, 2010 until August 5, 2010, Caturano continued to be engaged as the Company’s independent registered public accounting firm.  Please see the response to Comment 5 set forth below.

5.             We read that substantially all officers and employees of Caturano have joined the McGladrey firm.  Please clarify how Caturano is able to continue to perform work if the officers and employees now work for a different firm.

Response:             As the Staff notes, the Company was notified that effective July 20, 2010, McGladrey had acquired certain assets of Caturano, and substantially all of the officers and employees of Caturano had joined McGladrey.  The Company understands that these officers and employees are continuing to provide services as Caturano during a transition period ending October 31, 2010 pursuant to a transition services arrangement between McGladrey and Caturano.

6.             In order for Caturano to provide you with the letter required by Item 304(a)(3) of Regulation S-K, please give a copy of the amendment to them as soon as possible.  Please include in the amendment as Exhibit 16 the letter from Caturano addressing the revised disclosures.

Response:             The Company acknowledges the Staff’s comment.  The Company has provided a copy of the amended Form 8-K to Caturano and is including Caturano’s response as Exhibit 16.1 to the amended Form 8-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.  The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (978) 262-8700 if you have any questions regarding the matters addressed in this letter or require any additional information.

Yours sincerely,

/s/ Patricia A. Gray

Patricia A. Gray
Senior Vice President and General Counsel